Filed Pursuant To Rule 433

Registration No. 333-209926

March 4, 2016

Press release

Location and date	New York, 4 March 2016

SPDR Gold Shares Continue to Trade Normally

World Gold Trust Services, LLC, the sponsor of SPDR® Gold Trust and a wholly-owned subsidiary of the World Gold Council, has issued a statement.

We are aware of the temporary suspension of the creation of new IAU shares announced today and want to reassure shareholders that SPDR® Gold Shares (GLD®) continues to trade normally and track the price of gold.

A registration statement relating to the SPDR® Gold Shares was filed with the U.S. Securities and Exchange Commission on March 4, 2016, and was effective upon filing.

SPDR® GOLD TRUST has filed a registration statement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the SPDR® GOLD TRUST or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.

ENDS

For further information please contact:

Peter Tulupman

World Gold Council

T    212-317-3881

E    Peter.Tulupman@gold.org

Note to editors:

World Gold Council

The World Gold Council is the market development organisation for the gold industry. Our purpose is to stimulate and sustain demand for gold, provide industry leadership and be the global authority on the gold market.

We develop gold-backed solutions, services and products, based on authoritative market insight and we work with a range of partners to put our ideas into action. As a result, we create structural shifts in demand for gold across key market sectors. We provide insights into the international gold markets, helping people to understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society.

The membership of the World Gold Council includes the world’s leading and most forward thinking gold mining companies.

IBG-18610

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.